Brian F. Faulkner
                          A PROFESSIONAL LAW CORPORATION
      27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
               T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                E: BRIFFAULK@AOL.COM



VIA FACSIMILE AND EDGAR


April 27, 2009


Celeste Murphy, Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    5G Wireless Communications, Inc.
       Preliminary Proxy Statement on Schedule 14A
       Filed April 3, 2009
       File No. 000-30448

Dear Ms. Murphy:

     The letter is in response to your letter of July 9, 2008 with regard to the Preliminary Proxy Statement on Schedule 14A of 5G Wireless Communications, Inc., a Nevada corporation ("Company"), filed on April 3, 2009. The comment in your letter, wherein you inquired as to the Company's plan to bring its filings current, will be addressed below (and in an amended Schedule 14A Proxy Statement).

     The Company has engaged the services of a consultant to review all accounting records and prepare the necessary filings for the periods for which reports are due (December 31, 2007 Form 10-K, March 31, 2008 Form 10-Q, June 30, 2008 Form 10-Q, September 30, 2008 Form
10-Q, and December 31,2008 Form 10-K). He is preparing the necessary records for completion of review and certification by the outside auditors. Once the preliminary and audit work is completed the various reports will be drafted and filed with the commission. The current plan is to complete the preliminary work by mid May and the audit and reporting by the end of June. This work will include the first quarter of 2009 and the Form 10-Q required for that quarter as well.

     Subsequent to bringing the delinquent filings current, the Company expects future filings to be made on a current basis.

     We hope that the information contained in this letter satisfactorily addresses the comment by the Staff. Should you have any additional comments or questions, please feel free to contact me. Thank you for your cooperation in this matter.

     In connection with this response, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Bo Linton, 5G Wireless Communications, Inc.